manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

November 12, 2019

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Gregory Dundas and Ms. Celeste Murphy
Office of Life Sciences

Re:	Moving iMage Technologies, Inc.

Registration Statement on Form S-1

Filed October 11, 2019

File No. 333-234159

Dear Mr. Dundas and Ms. Murphy:

On behalf of our client, Moving iMage Technologies, Inc. (the “Company”), we hereby file Amendment No. 2 to the Company’s Registration Statement on Form S-1, as originally filed with the U.S. Securities and Exchange Commission (the “Staff”) on October 11, 2019 (the “Amendment No. 2”). Amendment No. 2 is hereby filed to provide responses to comments (the “Comments) of the staff of the Commission (the “Staff”) issued in a letter dated November 6, 2019 (the “Staff’s Letter”) relating to the Company’s Registration Statement on Form S-1 as filed with the Commission on October 11, 2019. Amendment No. 1 to the Company’s Registration Statement on Form S-1 was filed with the Commission on October 31, 2019. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 2. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 2.

S-1 filed October 11, 2019

Recent Developments, page 3

1. Please tell us the current situation with respect to obtaining financing for the Caddy acquisition.

Response:

The Company respectfully notes that Caddy agreed to self-finance the Caddy Acquisition. The Company has executed a loan agreement with an unaffiliated lender and used $400,000 of the proceeds thereunder to pay amounts due to Caddy. The section entitled “Summary – Recent Developments – Caddy Acquisition” has been revised to so disclose these updates.

manatt manatt | phelps | phillips November 12, 2019 Page 2

Dilution, page 30

2. Please provide us your calculation of the June 30, 2019 pro forma net tangible book value of $(1.85) million.

Response:

The calculation of the June 30, 2019 pro forma net tangible book value of $(1.85) million is as follows:

Total Pro forma Assets	$6,875
Less IPO Costs	172
Less intangibles	1,592
Less total liabilities	6,961
Net Tangible Book Value	$-1,850

Income Statement Pro Forma, page 35

3. We note the title of this section refers to the “Year ended June 30, 2018”, however your pro forma statement of operations are presented for the year ended June 30, 2019. Please revise to refer to the correct period.

Response:

The Income Statement Pro Forma has been revised to refer to the correct period, the year ended June 30, 2019.

4. We note you disclose that the pro forma income statement assumes the Caddy Acquisition and Reorganization Transaction occurred on June 30, 2019. Please revise the pro forma income statement to be prepared assuming the transactions were consummated at the beginning of the fiscal year (i.e. July 1, 2018) and revise the disclosure as appropriate.

Response:

The pro forma income statement has been revised assuming the transactions were consummated at the beginning of the fiscal year (i.e. July 1, 2018).

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5. We note pro forma interest expense for the year ended June 30, 2019 was based on a rate of 8.25%. Please provide us your calculation supporting the pro forma interest expense of $114,000 for the year ended June 30, 2019.

Response:

The Company’s calculation supporting the pro forma interest expense of $115,000 for the year ended June 30, 2019 is as follows:

Proforma Interest
Caddy Acquisition
Assumes Effective July 1, 2018

Closing Note:
	$300,000 X 8.25% / 365 X 88 days				$5,967

Indemnity Note:
	$200,000 X 8.25% X 10 years
					$14,709

Date	Beginning Balance	Interest	Principal	Ending Balance
Jul, 2018	$200,000.00	$1,375.00	$1,078.05	$198,921.95
Aug, 2018	$198,921.95	$1,367.59	$1,085.46	$197,836.48
Sep, 2018	$197,836.48	$1,360.13	$1,092.93	$196,743.56
Oct, 2018	$196,743.56	$1,352.91	$1,100.44	$195,643.12
Nov, 2018	$195,643.12	$1,345.05	$1,108.01	$194,535.11
Dec, 2018	$194,535.11	$1,337.43	$1,115.62	$193,419.49
Jan, 2019	$193,419.49	$1,329.76	$1,123.29	$192,296.19
Feb, 2019	$192,296.19	$1,322.04	$1,131.02	$191,165.18
Mar, 2019	$191,165.18	$1,314.26	$1,138.79	$190,026.38
Apr, 2019	$190,026.38	$1,306.43	$1,146.62	$188,879.76
May, 2019	$188,879.76	$1,298.55	$1,154.50	$187,725.26
Jun, 2019	$187,725.26	$1,290.61	$1,162.44	$186,562.82

Balance Note:					$94,156

$1,177,000 @ 8.25% for 10 years

Date	Interest	Principal	Balance
Jul, 2018	$8,092	$6,344	$1,170,656
Aug, 2018	$8,048	$6,388	$1,164,268
Sep, 2018	$8,004	$6,432	$1,157,836
Oct, 2018	$7,960	$6,476	$1,151,360
Nov, 2018	$7,916	$6,521	$1,144,839
Dec, 2018	$7,871	$6,565	$1,138,274
Jan, 2019	$7,826	$6,611	$1,131,663
Feb, 2019	$7,780	$6,656	$1,125,007
Mar, 2019	$7,734	$6,702	$1,118,305
Apr, 2019	$7,688	$6,748	$1,111,557
May, 2019	$7,642	$6,794	$1,104,763
Jun, 2019	$7,595	$6,841	$1,097,922

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6. We note within the Caddy acquisition purchase price allocation you recognized property and equipment and intangible assets. Please tell us how you considered depreciation of property and equipment and amortization of intangible assets in your pro forma income statement presentation or revise to include pro forma adjustments for those amounts.

Response:

The pro forma income statement has been revised to include pro forma adjustments for depreciation of property and equipment and amortization of intangible assets.

7. We note you present 4,982,478 as the historical weighted average common shares outstanding for MiT as of June 30, 2019. Please explain to us how the weighted average shares were calculated and clarify if this represents the actual weighted shares outstanding or pro forma shares outstanding. Please reconcile this with your disclosures on page F-4.

Response:

The disclosures have been amended to explain how the proforma shares were calculated and clarification has been made to indicate that the said reference represents pro forma shares outstanding. This has been reconciled with disclosures on page F-4.

Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 2019, page 36

8. We note your pro forma adjustments have allocated $800,000 to intangible assets. Please revise to separately disclose each significant class of intangible asset recognized on a pro forma basis.

Response:

The Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 2019 has been revised to separately disclose each significant class of intangible asset recognized on a pro forma basis.

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Director Nominees, page 56

9. Please revise the descriptions of each director’s or nominee’s business experience to discuss his or her “experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant’s business and structure.” Refer to Item 401(e) of Regulation S-K.

Response:

The descriptions of each director’s or nominee’s business experience has been revised to discuss his or her “experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant’s business and structure.”

Moving iMage Technologies, LLC Financial Statements

Note 1 - Business Activity and Summary of Significant Accounting Policies

Product Warranty, page F-9

10. We note your products are sold under warranty arrangements ranging from one year to three years. Please revise to provide all of the disclosures required by ASC 460-10-50-8.

Response:

Note 1 to the Moving iMage Technologies, LLC Financial Statements has been revised to provide all of the disclosures required by ASC 460-10-50-8.

NLM Holding Co., Inc. Financial Statements

Consolidated Statements of Operations, page F-26

11. Please revise to label the six months ended June 30, 2018 column as unaudited.

Response:

The column for the six months ended June 30, 2018 in the NLM Holding Co., Inc. Consolidated Statements of Operations has been labeled as unaudited.

General

12. We note MiT is DCIP’s distributor of Cinergy in the Americas. Please note this at your graphic.

Response:

The referenced graphic has been revised to indicated that MiT is DCIP’s distributor of Cinergy in the Americas.

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13. We note references throughout the document to terms appropriate to a Regulation A offering rather than an offering on Form S-1, such as “qualification,” “offering statement,” and “offering circular.” Please revise.

Response:

The registration statement has been revised to delete references throughout the document to terms appropriate to a Regulation A offering rather than an offering on Form S-1, such as “qualification,” “offering statement,” and “offering circular.”

14. Please revise to include all disclosure required by Form S-1, including the following:

• Item 102, Description of Property

• Item 103, Legal Proceedings

• All disclosure required under Part II of Form S-1

Response:

The registration statement has been revised to include those disclosures required by Items 102 and 103, as well as all disclosure required under Part II of Form S-1.

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc:	Glenn H. Sherman, PhD, Chief Executive Officer